Exhibit 99.1

September 24, 2009 Investors Presentation

Disclaimer / "Safe Harbor" Statement This presentation does not, in any jurisdiction, and in particular not in the U.S., constitute or form part of, and should not be construed as, any offer for sale of, or solicitation of any offer to buy, or any investment advice in connection with, any securities of Satmex nor should it or any part of it form the basis of, or be relied on in connection with, any contract or commitment whatsoever. No representation or warranty, express or implied, is or will be made by Satmex, its directors, officers, employees, counsels or advisors or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation, and any reliance you place on them will be at your sole risk. Without prejudice to the foregoing, none of Satmex, its directors, officers, employees, counsels or advisors accept any liability whatsoever for any loss however arising, directly or indirectly, from use of this presentation or its contents or otherwise arising in connection therewith. This presentation contains forward-looking statements about Satmex, including but not necessarily limited to our anticipated financial performance, business trends and prospects, strategic priorities, and similar statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are based on current information and expectations. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including intense competition in the satellite industry, the vulnerability of in-orbit satellites, rapid technological changes in the satellite industry, our dependence on the satellite industry for most of our revenues, our ability to obtain additional financing, the fluctuation of the U.S. Dollar-Mexican Peso exchange rate and other risks and uncertainties noted in our Securities and Exchange Commission filings, including our Annual Report on Form 20-F for the year ended December 31, 2008, and subsequent filings. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. This presentation contains non-U.S. GAAP financial measures, such as EBITDA and EBITDA Margin. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA Margin is computed as the percentage EBITDA bears to revenues. EBITDA is not a recognized term under U.S. GAAP. EBITDA does not represent net income or cash flows from operations, as these terms are defined under U.S. GAAP, and should not be considered as alternatives to net income as an indicator of operating performance or to cash flows as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of cash flow available to management for discretionary use, as this measure does not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and EBITDA Margin as presented herein are not necessarily comparable to similarly titled measures reported by other companies. EBITDA and EBITDA Margin are presented herein because Satmex uses such information in its review of management and in performance of its business. For reconciliations of the non-U.S. GAAP financial measures to the most comparable U.S. GAAP financial measures, see the Financial Appendix.

Meeting Agenda Mission & Vision Satmex Business Strategy 2009 Key Indicators Consolidated 2009 Strategic Drivers 2009 Health Summary Report Summary Annex

1. Mission & Vision

Mission Interconnecting the world, from the Americas, throughout Innovative Satellite Services Vision To be a profitable Company, providing the greatest value to our Customers, Human Resources and Shareholders, offering Innovative Satellite Services 1. Mission & Vision

2. Satmex Business Strategy 2009

World Class Execution Combined With Vision to Build Long Term Value "Core Operational Improvement" 2. Financial Performance "On Going Growth Initiatives" "One Time Opportunities" "Strengthen the Capital Structure and Long Term Growth " 3. Compensation Strategy 1. FSS Revenue Generation 7. Alterna'TV 8. Enlaces Integra 10. Sol 2 11. State Reserve 12. Satmex 7 13. Capital Structure & Financing Alternatives 4. Communication Strategy 5. Processes 6. Compliance 9. Growth 2. Satmex Business Strategy 2009

3. Key Indicators Consolidated 2009

3. Satmex Key Indicators 2009 Financial Performance Consolidated (YTD June) USD Thousands 61,440 55,223 Revenues 17,709 Cost & Expenses (w/o D&A) 24,451 June 08 June 09 June 08 June 09 16,384 Recurring Cost & Expenses (w/o D&A) 23,571 June 08 June 09

Financial Performance Consolidated (YTD June) USD Thousands 3. Satmex Key Indicators 2009 (9,083) Net Loss (18,421) 43,731 EBITDA 30,772 June 08 June 09 June 08 June 09 45,056 Recurring EBITDA 31,652 June 08 June 09

June 08 June 09 48,380 84,603 Turnover Accounts Receivable Cash in banks 12 days 17 days June 08 June 09 36,223 Financing from SSPN (Interest capitalized), 13,631 Operating Activities, 22,592 Financial Performance Consolidated Turnover & Cash USD Thousands 3. Satmex Key Indicators 2009

4. Strategic Drivers 2009

(1) Does not consider State Reserve (1) +11.9% 4. Strategic Drivers 2009 FSS Improvements (Revenues) As of June 30, 2009 USD Thousands

Revenue by Segment Analysis As of June 30, 2009 (1) Includes only Permanent Services (does not include Occasional, Month to Month, L Band, Alterna'TV, State Reserve and Others) (2) Arrival of Patricio Northland as CEO (1) 66.3% 20.4% 2.8% 10.5% 70.7% 20.1% 5.2% 4.0% (2) 4. Strategic Drivers 2009

FSS Backlog evolution As of June 30, 2009 USD Backlog as of 30/06/09 $246.5 MM 2.4 years Standard Industry 2.5 - 3 years $246.5 MM $145.2 MM 4. Strategic Drivers 2009

Satellite Occupation by Band As of June 30, 2009 Notes: It is included just the capacity available for sale (State Reserve, Loral Usufructo and Satmex Own Use are not considered) (1) Capacity Optimization (Strong funnel is available) Satmex 5 Satmex 6 Ku-Band C-Band +5.95% +5.30% +38.51% +1.42% +6.11% -0.45% +5.87% H1-2008 Utilization H1-2009 Utilization Var H1-09 vs H1-08 (1) -2.26% (1) 4. Strategic Drivers 2009

H1-08 H1-09 H1-08 H1-09 H1-08 H1-09 H1-08 H1-09 4. Strategic Drivers 2009 H1-09 Pricing As of June 30, 2009 USD/MHz Weighted average price Does not consider Cable Neighborhood Satellites (1) 2,481 Ku-Band Satmex 5 Satmex 6 C-Band 2,480 3,430 3,390 2,180 2,200 3,470 3,200 +0.0% +1.2% -1.0% +8.4% June 09 Pricing Var H1-09 vs H1-08 (2) (2) (2) (2) Actual $/MHz Industry Standard Satmex 5 C Continental 2,481 2,400 Ku1 CONUS 3,328 3,500 Ku2 NA - Mexico 3,867 3,600 - 3,800 South America 3,225 2,800 - 3,000 Satmex 6 C1 CONUS 2,189 2,000 C2 South America 2,118 2,000 - 2,200 C3 Continental 2,262 2,400 Ku1 CONUS 3,422 3,500 Ku2 NA - Mexico 3,637 3,600 - 3,800 South America 3,455 2,800 - 3,000

4. Strategic Drivers 2009 Funnel June 30, 2009 Equivalent Txdrs (36 MHz) Satellite SMX 5 SMX 6 C - Band Ku - Band NAFTA SA Hemispheric Coverage 0 1.4(2) NAFTA Hemispheric Coverage 0.1 0.3 1.3(1) 0.4 8.1 4.3 2.2 4.1 Available Capacity greater than 3 MHz 0.5 Funnel (June 30, 09) including closure probabilities starting 25% (1) Considers that HNS will return 1.3 Txdrs on Oct 01, 2009 (2) Considers PCTV migration to Smx 6 C1 2.5 0.3 0.8 2.8 0 1.9 0.8 1.3 2.6 1.2 0.2 0 0.2 Renewal Capacity Jul-Nov 2009

5. Health Summary Report

(¥) Solidaridad 2 is currently operating in inclined orbit SOLIDARIDAD 2 SATMEX 5 SATMEX 6 Longitude 114.9.0° W 116.8° W 113.0° W S/C Model BSS601 BSS601HP LS1300 Omega Launch date Oct 7, 1994 Dec 5, 1998 May 27, 2006 Handover date Nov 4, 1994 Jan 16, 1999 Jul 1, 2006 Remaining Design Life (July 1, 2009) 3.97 ¥ (inc orbit) 4.54 years 12.0 years Subsystems All Functional All Functional All Functional 5. Health Summary Report As of June 30, 2009

6. Summary

Satmex has shown a substantial improvement on its financial performance in H1 09 compared to the same period the previous year The financial improvement is due to an increase in revenue and at the same time a reduction in cost and expenses Revenue increase is mostly due to Fixed Satellite Services (FSS) thanks to price improvements and an increase in utilization. Satmex has also achieved: A better mix of costumers A geographic diversification of revenue An increase in backlog that signals stability in future revenue Satmex has almost reached full capacity utilization and the growth opportunity rely on Launching Satmex 7 Satmex management First Strategic Priority is to explore significant improvement in the Financial Structure with its Stakeholders 6. Summary

7. A N N E X

Financial Performance Satmex and Subsidiaries - Combined Balance Sheets USD Thousands Satmex and Subsidiaries ANNEX 1

Financial Performance Satmex and Subsidiaries - Consolidated Statements of Operations For the six months period ended June 30, 2009 and 2008 USD Thousands Satmex and Subsidiaries ANNEX 2